                                                            Page   1   of   5
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

SCHEDULE 13G. INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(B) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         Marine Drilling Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    568240204
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                                 (CUSIP Number)



         Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)          /  /

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                                            Page   2   of   5
CUSIP No. 568240204
                                   13G

(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons

                  AMVESCAP PLC
                  No. S.S. or I.R.S. Identification Number

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                           (a)       / /
                                           (b)       /X/

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

         England

         Number of Shares           (5)     Sole Voting Power
         Beneficially                                None
         Owned by                   (6)     Shared Voting Power
         Each Reporting                         0
         Person With                        (7)      Sole Dispositive Power
                                                     None
                                            (8)      Shared Dispositive Power
                                                         0

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
             0

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                 / /

(11)     Percent of Class Represented by Amount in Row (9)
             0.0%

(12)     Type of Reporting Person (See Instructions)

         H.C.

ITEM 1 (a)  NAME OF ISSUER:
                  Marine Drilling Companies, Inc.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  One Sugar Creek Center Blvd
                  Suite 600
                  Sugar Land, TX 77478-3556

ITEM 2 (a)  NAME OF PERSON(S) FILING:

                  AMVESCAP PLC

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  11 Devonshire Square               1315 Peachtree Street, N.E.
                  London EC2M 4YR                    Atlanta, Georgia  30309
                  England

ITEM 2 (c)  CITIZENSHIP:

                  Organized under the laws of England

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES

                  Common Stock

ITEM 2 (e)  CUSIP NUMBER:   568240204

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a)  / / Broker or Dealer registered under Section 15 of the Act.
(b)  / / Bank as defined in Section 3(a)(6) of the Act.
(c)  / / Insurance Company as defined in Section 3(a)(19) of the Act.
(d)  / / Investment Company registered under Section 8 of the Investment
         Company Act.
(e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
(f) / / Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund;
         see Rule 13d-1(b)(1)(ii)(F).
(g)  /X/ Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4  (a) - (c)  OWNERSHIP:

The information in items 1 and 5-11 on the cover page (p 2) of this statement on Schedule 13G is hereby incorporated by reference.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS                 / /
Not Applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the fact that AMVESCAP PLC will no longer report the beneficial ownership of the securities beneficially owned by its registered investment adviser subsidiaries. These subsidiaries will separately report, to the extent required, their beneficial ownership of securities.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.
Not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10  CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 2001
---------------------------------------------------------
(Date)

/s/ Michael Perman
---------------------------------------------------------
Michael Perman,
as Company Secretary for
AMVESCAP PLC